UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2855 Campus Drive, Suite 300
San Mateo, CA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way 401(k) Plan
(Name of Plan)

June 25, 2010	/s/ Benedict J. Bowler
Benedict J. Bowler
Chairman, Con-way Inc. Administrative Committee

CON-WAY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Reports of Independent Registered Public Accounting Firms)

CON-WAY 401(k) PLAN

Table of Contents

                                                                                                                                                                                  Page

Page

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2009	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009	10

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way 401(k) Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 25, 2010

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way 401(k) Plan as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
June 25, 2010

CON-WAY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
Assets	2009	2008
Investments, at fair value:
Shares in registered investment companies	$30,711,331	$24,366,150
Common trust funds	5,816,680	4,874,728
Con-way Common Stock	1,873,547	1,022,044
Con-way Preferred Stock	—	603,273
Total investments	38,401,558	30,866,195
Participant loans	1,627,812	1,413,797
Contributions receivable:
Participants	44,432	38,030
Con-way	—	288,027
Total contributions receivable	44,432	326,057
Net assets available for benefits	$40,073,802	$32,606,049

See accompanying notes to financial statements.

CON-WAY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009
Contributions:
Participant contributions	$2,394,766
Con-way contributions	208,755
Rollover contributions	20,671
Total contributions	2,624,192
Allocation of preferred shares to participants at fair value	25,639
Investment income:
Dividend and interest income	772,004
Net appreciation in fair value of investments	7,995,169
8,767,173
Distributions to participants	(3,949,251)
Net increase	7,467,753
Net assets available for benefits, beginning of year	32,606,049
Net assets available for benefits, end of year	$40,073,802

See accompanying notes to financial statements.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Con-way 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan’s profit-sharing, salary-deferral and stock-ownership features. The Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

In August 2007, Con-way acquired the outstanding common shares of Transportation Resources, Inc. (TRI). TRI is the holding company for Contract Freighters, Inc. and other affiliated companies (collectively, CFI). Con-way in September 2007 integrated the Con-way Truckload business unit with the CFI business unit and in January 2008 changed the name of the CFI business unit to Con-way Truckload. Effective January 1, 2008, certain employees of the acquired truckload business became eligible for the Plan.

(b)	Eligibility

Eligibility is restricted to employees of Con-way Truckload who are not sales managers, directors, vice presidents or the president. Employees are eligible to participate in the Plan if they are not covered by a collective bargaining agreement, are not a leased employee or are not a nonresident alien. There are no age requirements for eligibility. One year of service is required for participation. A supplemental employee must complete one year of service during which the employee works 1,000 hours.

(c)	Contributions

Through the first quarter of 2009, Con-way made Matching contributions equal to 50% of the first seven percent of eligible compensation that participants contributed to the Plan. Matching contributions were invested in the same fund(s) that participants chose for their own employee contributions. Effective April 1, 2009, the Matching contribution was suspended.

Also through the first quarter of 2009, participants who formerly participated in the Con-way Retirement Savings Plan (RSP) were awarded Con-way Preferred Stock (Preferred Stock) as a substitute for cash dividends used for debt service on the RSP debt. For 2009, these participants received Preferred Stock with a fair value of $25,639, as shown on the statement of changes in net assets available for benefits. In May 2009, Con-way exercised its right to redeem all shares of its

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Preferred Stock that were outstanding on June 30, 2009.  Each share of Preferred Stock was converted into Common Stock at a rate equal to the number of shares of Common Stock that could be purchased for $152.10.  Con-way paid the redemption price solely in shares of Common Stock.  Accordingly, 16,843 shares of Common Stock were issued to the Plan to convert $573,569 or 3,771 shares of outstanding Preferred Stock.  Also, on the redemption date, 716 shares of Common Stock were used to pay to the Plan the then-accrued $24,380 cash dividend on Preferred Stock.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants’ vested accounts.

(e)	Vesting

Participants are fully vested at all times in all employee contributions made to the Plan plus net earnings thereon.

Matching contributions for employees of the acquired truckload business and employees of Con-way’s pre-acquisition truckload business with less than two years of service as of December 31, 2007 vest as follows:

Less than two years	—%
Two years	20
Three years	40
Four years	60
Five years	80
Six or more years	100

Employees of Con-way’s pre-acquisition truckload business with two or more years of service as of December 31, 2007 vest in Matching contributions as follows:

Less than two years	—%
Two years	40
Three years	60
Four years	80
Five or more years	100

Forfeited balances are used to reduce future Con-way contributions. At December 31, 2009, forfeitures totaling $113,000 were available to reduce future contributions. In 2009, Con-way contributions were reduced by $45,000 from forfeited nonvested accounts.

(f)	Participant Loans

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2009 bear interest at rates ranging from 4.25% to 10.00% and are reported at amortized cost. Principal and interest are paid ratably through payroll deductions.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding Matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that participant accounts invested in Con-way Common Stock (Common Stock) can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(b)      Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

(d)	Operating Expenses

During 2009, all administrative expenses of the Plan were paid by Con-way. The funds charge investment management fees in accordance with each fund’s prospectus, through a reduction in each fund’s net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	Reclassifications

Certain reclassifications have been made to prior-year balances to conform to the current-year presentation. These reclassifications have no impact on the statement of changes in net assets available for benefits.

(h)	Adoption of New Accounting Standards

In June 2009, the FASB issued Accounting Standards Update (ASU) 2009-01, “The FASB Codification and Hierarchy of GAAP.” This statement establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). Although the Codification does not change GAAP, it substantially reorganizes the literature, which requires enterprises to revise GAAP references contained in financial-statement disclosures. The Plan’s adoption of ASU 2009-01, effective July 1, 2009, did not have a material effect on its financial statements.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which amends the “Fair Value Measurements and Disclosures” topic of the Codification to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values.  The net asset value per share must be calculated in a manner consistent with the measurement principles of the “Financial Services – Investment Companies” topic of the Codification.  If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data.  In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update.  The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009.  The Plan’s adoption of ASU 2009-12 did not have a material effect on its financial statements.

(3)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$3,454,068	$—	$—	$3,454,068
U.S. large company value	1,076,585	—	—	1,076,585
U.S. small company growth	356,629	—	—	356,629
International equity	1,198,692	—	—	1,198,692
Targeted retirement date	22,869,578	—	—	22,869,578
Fixed income	1,755,779	—	—	1,755,779
Common trust funds
U.S. equity index	—	578,180	—	578,180
Balanced	—	365,785	—	365,785
Fixed income	—	460,124	—	460,124
Money market	—	4,412,591	—	4,412,591
Con-way Common Stock	1,873,547	—	—	1,873,547

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies	$24,366,150	$—	$—	$24,366,150
Common trust funds	—	4,874,728	—	4,874,728
Con-way Common Stock	1,022,044	—	—	1,022,044
Con-way Preferred Stock	—	—	603,273	603,273

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values.  Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price. Due to the lack of quoted market prices, Con-way Preferred Stock was valued with an income approach that utilized a discounted cash flow model.  The assumptions used in preparing the discounted cash flow model included estimates with respect to the amount and timing of future dividend payments, the probability of redemption and the rate of return required by investors.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes the changes in fair values of investments measured using Level 3 inputs:

Con-way
Preferred Stock
Balance at December 31, 2008	$603,273
Net losses included in the statement
of changes in net assets available
for benefits	(48,466)
Purchases, sales, issuances
and settlements, net	(554,807)
Balance at December 31, 2009	$—

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets.

	December 31
	2009	2008
Shares in registered investment companies:
T. Rowe Price Growth Stock Fund, 74,084 and
74,962 shares, respectively	$2,038,061	$1,442,267
T. Rowe Price Retirement 2010 Fund, 156,008
and 228,194 shares, respectively	2,176,313	2,558,058
T. Rowe Price Retirement 2015 Fund, 438,756
and 493,149 shares, respectively	4,681,524	4,093,141
T. Rowe Price Retirement 2020 Fund, 357,325
and 360,795 shares, respectively	5,216,940	4,008,436
T. Rowe Price Retirement 2025 Fund, 336,965
and 314,812 shares, respectively	3,575,194	2,499,610
T. Rowe Price Retirement 2030 Fund, 205,357
and 199,096 shares, respectively	3,104,996	2,221,907
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust,
4,412,591 and 3,763,621 shares, respectively	4,412,591	3,763,621

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Shares in registered investment companies	$7,413,083
Common trust funds	203,250
Con-way Common Stock	427,302
Con-way Preferred Stock	(48,466)
$7,995,169

(5)	Income Tax Status

The Internal Revenue Service has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. In 2009, the Plan applied for a new determination letter in accordance with IRS requirements.  The IRS has acknowledged receipt of the Plan’s application.  To date, the Plan has not received any comments from the IRS on its application.

(6)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

				Schedule I
CON-WAY 401(k) PLAN
EIN 94-1444798
Plan No. 112
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
	Identity of
	issue borrower,
	lessor, or	Description of investment including maturity date, rate of		Current
	similar party	interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (74,084.359 shares)	$1,450,047	$2,038,061
*	T. Rowe Price	Equity Income Fund (51,290.385 shares)	878,174	1,076,585
*	T. Rowe Price	Science and Technology Fund (64,014.789 shares)	865,186	1,416,007
*	T. Rowe Price	Small-Cap Stock Fund (13,237.888 shares)	263,775	356,629
*	T. Rowe Price	Retirement 2005 Fund (93,051.848 shares)	817,700	971,461
*	T. Rowe Price	Retirement 2010 Fund (156,008.083 shares)	1,771,663	2,176,313
*	T. Rowe Price	Retirement 2015 Fund (438,755.788 shares)	3,693,660	4,681,524
*	T. Rowe Price	Retirement 2020 Fund (357,324.678 shares)	4,035,572	5,216,940
*	T. Rowe Price	Retirement 2025 Fund (336,964.519 shares)	2,732,844	3,575,194
*	T. Rowe Price	Retirement 2030 Fund (205,356.902 shares)	2,351,425	3,104,996
*	T. Rowe Price	Retirement 2035 Fund (114,282.131 shares)	934,050	1,217,105
*	T. Rowe Price	Retirement 2040 Fund (77,577.553 shares)	882,747	1,175,300
*	T. Rowe Price	Retirement 2045 Fund (29,915.496 shares)	227,854	302,147
*	T. Rowe Price	Retirement 2050 Fund (6,691.602 shares)	42,869	56,745
*	T. Rowe Price	Retirement 2055 Fund (5,102.722 shares)	33,339	42,761
*	T. Rowe Price	Retirement Income Fund (28,590.653 shares)	296,963	349,092
Allianz Global Investors		PIMCO Total Return Institutional Fund (162,572.169 shares)	1,668,255	1,755,779
Dodge & Cox		Dodge & Cox International Stock Fund (37,635.547 shares)	854,704	1,198,692
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (50,320.267 shares)	456,794	578,180
*	T. Rowe Price	Bond Index Trust (16,310.681 shares)	436,308	460,124
*	T. Rowe Price	U.S. Treasury Money Market Trust (4,412,590.940 shares)	4,412,591	4,412,591
*	T. Rowe Price	Retirement Strategy Trust – Balanced (12,852.610 shares)	310,017	365,785
		Common stock:
*	Con-way Inc.	Con-way Common Stock (53,667.930 shares)	1,549,520	1,873,547
		Participant loans:
*	Plan participants	Participant loans with interest from 4.25% to 10.00%
		and maturity dates through 2014	—	1,627,812
		Total investments		$40,029,370
*	Represents a party-in-interest as of December 31, 2009.
Note: Cost is calculated using the current value rolling-average cost method.

See accompanying report of independent registered public accounting firm.